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PART C EXHIBIT (17) SHAREHOLDER NOTICE


                  __xx___, 2001


                       Important Changes for Shareholders
                        of Davis Growth and Income Funds


As stewards of our shareholders' capital, we are constantly alert to opportunities to better serve their needs and interests. We are, therefore, proposing to transfer the assets of Davis Growth & Income Fund to the Davis New York Venture Fund (DNYVF).

The Davis Growth & Income Fund (DGIF) was established in May 1998 and to date has only reached $80 million of assets. We are not convinced that the fund will grow sufficiently to achieve economies of scale. While DGIF has as its investment objectives capital growth and income and DNYVF has as its investment objective capital growth, the income component of DGIF's total return has been very small. As of March 31, 2001, DGIF has an SEC 30-day yield of only 0.86%.

Both the DGIF and DNYVF are managed according to the Davis Investment Discipline and both hold many of the same securities. The DNYVF has an overall rating of ________ from Morningstar. DNYVF has lower expense ratios for all classes of shares than does DGIF. In addition, the proposed reorganization will not be taxable to shareholders.

The Board of Directors for DGIF and the DNYVF approved proposals on June 12, 2001, to reorganize the funds. Shareholders of DGIF as of __xx__, 2001, are scheduled to vote on the proposals at a special meeting on __xx__, 2001. More detailed information about the proposals will be mailed to shareholders on or about __xx__, 2001.

If you have any questions, or want more information, please call our toll-free number 1-800-279-0279 and one of our service representatives will be pleased to assist you.